UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZULU ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

989775101

 (CUSIP Number)

Brian Hughes
LMA Hughes LLLP
8400 Prentice Avenue, PH 1500
Greenwood Village, CO 80111
(303) 498-7625

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 20, 2007
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989775101       13D     Page 2 of  6 Pages

1) NAME OF REPORTING PERSONS1

(a)	LMA Hughes LLLP (“LMA Hughes”)

(b)	Hughes Ventures, Inc. (“Hughes Ventures”)

(c)	Brian Hughes

 2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☐

 3) SEC USE ONLY

 4) SOURCE OF FUNDS (See Instructions)

OO

 5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) ☐

 6) CITIZENSHIP OR PLACE OF ORGANIZATION
(a) Colorado     (b) Colorado     (c) United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
30,000,000 shares
	8)	SHARED VOTING POWER
0
	9)	SOLE DISPOSITIVE POWER
30,000,000 shares
	10)	SHARED DISPOSITIVE POWER
0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000,000 shares

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 2

31.2%

14) TYPE OF REPORTING PERSON (See Instructions)

(a) PN
(b) CO
(c) IN

1 Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is LMA Hughes. This statement is also being filed on behalf of Hughes Ventures and Mr. Hughes is the president of Hughes Ventures, which is the general partner of LMA Hughes LLLP, and exercises voting and despositive control over the securities held by LMA Hughes.

2 Based upon 96,000,000 shares issued and outstanding as of May 15, 2008.

Schedule 13D
Under the Securities Exchange Act of 1934
Item 1. Security and Issuer

This statement on Schedule 13D (“Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Zulu Energy Corporation (the “Issuer”), a Colorado corporation, having its principal executive offices at 122 North Main Street, Sheridan, Wyoming 80801, and is being filed by the Reporting Persons identified in Item 2 below.

Item 2. Identity and Background

(a) This statement is filed by and on behalf of each of the following persons (the “Reporting Persons”): (i) LMA Hughes LLLP, a Colorado Limited Liability Limited Partnership: (ii) Hughes Ventures, Inc., a Colorado corporation; and (iii) Brian Hughes, an individual.

(b) The address of the principal business office of each of the Reporting Persons is 8400 Prentice Avenue, PH 150, Greenwood Village, Colorado 80111.

(c) Mr. Hughes is the president of Hughes Ventures Inc., which is the general partner of LMA Hughes LLLP, the principal business office of which is located at 8400 Prentice Avenue, PH 150, Greenwood Village, Colorado 80111.

(d) During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Brian Hughes is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 20, 2007, the Issuer entered into a Share Exchange Agreement and Plan of Reorganization (the “Exchange Agreement”), dated as of December 19, 2007, with Nyati Mauritius Limited (“Nyati Mauritius”) and LMA Hughes. Pursuant to the terms of the Exchange Agreement, the Issuer issued 30,000,000 shares of Common Stock to LMA Hughes, which was the sole shareholder of Nyati Mauritius prior to the closing, in exchange for all of the issued and outstanding shares of capital stock of Nyati Mauritius.

Item 4. Purpose of Transaction

LMA Hughes LLLP acquired the shares, for investment purposes. LMA Hughes LLP does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page.

(c)	During the 60 days preceding July 28, 2008, the Reporting Person transferred 350,000 shares of the Issuer’s Common Stock to Brian Granger in forgiveness of a $150,000 private loan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

24.1 Power of Attorney of LMA Hughes LLLP
24.2 Power of Attorney of Hughes Ventures, LLC
24.3 Power of Attorney of Brian D. Hughes

SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

July 28, 2008	LMA HUGHES LLLP

By: Hughes Ventures, Inc., its general partner

By: /s/ Albert J. Rogers, attorney-in-fact
Brian Hughes, President

HUGHES VENTURES, INC.

/s/ Albert J. Rogers, attorney-in-fact
By: Brain Hughes, President

/s/ Albert J. Rogers, attorney-in-fact
Brian Hughes, individually